SIT MUTUAL FUNDS BOND FUNDS

	U.S. Government Securities Fund	Quality Income Fund	Tax-Free Income Fund	Minnesota Tax-Free Income Fund
Investment Objectives	High current income and safety of principal	High current income and safety of principal	Current income exempt from federal tax	Current income exempt from federal and Minnesota tax
Minimum/Addtional Investment Regular Account	$5,000/$100	$5,000/$100	$5,000/$100	$5,000/$100
Minimum/Additional Investment Retirement Account	$2,000/$100	$2,000/$100	$2,000/$100	$2,000/$100
Primary Investment Vehicles	U.S. government securities	U.S. government securities	Municipal securities whose income is exempt from federal income tax	Municipal securities whose income is exempt from federal and MN income tax
Investment Parameters	100% of assets invested in U.S. government securities including pass-through securities, U.S. Treasury securities and CMOs	At least 80% of assets in debt securities issued by the U.S. Government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.	At least 80% of net assets invested in municipal securities whose income is exempt from federal income tax; primarily invested in securities rated investment-grade at the time of purchase	At least 80% of net assets invested in municipal securities whose income is exempt from federal and MN income tax; primarily invested in securities rated investment-grade at time of purchase
Dividend Policy	Monthly (if any) automatically reinvested, may request cash distribution	Monthly (if any) automatically reinvested, may request cash distribution	Monthly (if any) automatically reinvested, may request cash distribution	Monthly (if any) automatically reinvested, may request cash distribution
Expense Ratios	0.80%	0.90%	0.80%	0.80%
Total Assets as of 6/30/13	$1,199.1 Million	$52.4 Million	$165.0 Million	$395.0 Million
Inception Date	6/2/87	12/31/12	9/29/88	12/1/93
NASDAQ Symbols	SNGVX	SQIFX	SNTIX	SMTFX
CUSIP Numbers	829800-10-1	82979K-50-6	829799-10-5	82979K-10-0